[redacted]

08026839

PD 3/6

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 28 2008
Washington, DC
111

SEC FILE NUMBER
8- 67350

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 11/16/06 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: REUVEN ENTERPRISES SECURITIES DIVISION, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

100 WALL STREET, SUITE 602
(No. and Street)

NEW YORK	NEW YORK	10005
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
YARON REUVEN (212) 480-6650
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

ACQUAVELLA, CHIARELLI, SHUSTER, BERKOWER & CO., LLP
(Name – *if individual, state last, first, middle name*)

517 ROUTE ONE SOUTH, SUITE 1002	ISELIN	NJ	08830
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAR 18 2008
THOMSON FINANCIAL

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

AB 3/17

OATH OR AFFIRMATION

I, YARON REUVEN, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of REUVEN ENTERPRISES SECURITIES DIVISION, LLC, as of DECEMBER 31, 20 07, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

ROCIO ROCA
Notary Public, State of New York
No. 01RO6156562
Qualified in New York County
Commission Expires 11 / 27 / 2010

Signature

PRESIDENT
Title

Rocio Roca
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☑ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

REUVEN ENTERPRISES SECURITIES DIVISION, LLC

REPORT PURSUANT TO RULE 17a-5(d)

DECEMBER 31, 2007

REUVEN ENTERPRISES SECURITIES DIVISION, LLC

TABLE OF CONTENTS

DECEMBER 31, 2007

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP
Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

INDEPENDENT AUDITORS' REPORT

To the Member of
Reuven Enterprises Securities Division, LLC

We have audited the accompanying statement of financial condition of **Reuven Enterprises Securities Division, LLC (the "Company")**, as of December 31, 2007, and the related statements of operations, changes in member's equity and cash flows for the period from November 16, 2006 to December 31, 2007 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of **Reuven Enterprises Securities Division, LLC** as of December 31, 2007 and the results of its operations and its cash flows for the period from November 16, 2006 to December 31, 2007 in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Acquavella Chiarelli Shuster Berkower & Co, LLP

Iselin, New Jersey
February 20, 2008

REUVEN ENTERPRISES SECURITIES DIVISION, LLC

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS		
Cash	$159,966	
Due from broker	188,569	
Other assets	28,130	
Total assets		$376,665
LIABILITIES AND MEMBER'S EQUITY		
Liabilities:		
Accounts payable, accrued expenses and income taxes payable	$101,884	
Total liabilities		101,884
Member's equity		274,781
Total liabilities and member's equity		$376,665

The accompanying notes are an integral part of these financial statements.

REUVEN ENTERPRISES SECURITIES DIVISION, LLC

STATEMENT OF OPERATIONS

PERIOD FROM NOVEMBER 16, 2006 TO DECEMBER 31, 2007

Revenues:		
Commissions	$1,731,518	
Other	79,778	
Total revenues		$1,811,296
Expenses:		
Broker commissions	477,726	
Compensation, payroll taxes and benefits	325,799	
Clearing costs	91,069	
Occupancy	68,289	
Professional fees	58,489	
Communications	40,706	
Office expense	30,540	
Registration and regulatory fees	25,318	
Computer expenses	21,214	
Dues and subscriptions	15,015	
Travel and entertainment	8,082	
Leads	8,704	
Postage	7,407	
Education and seminars	2,766	
Other	1,764	
Income taxes	26,048	
Total expenses		1,208,936
Net income		$ 602,360

The accompany notes are an integral part of these financial statements.

REUVEN ENTERPRISES SECURITIES DIVISION, LLC

STATEMENT OF CHANGES IN MEMBER'S EQUITY

PERIOD FROM NOVEMBER 16, 2006 TO DECEMBER 31, 2007

Balance, beginning of period	$ 155,787
Net income	602,360
Less: Distributions to member, net of contributions	(483,366)
Balance, end of period	$ 274,781

The accompany notes are an integral part of these financial statements.

REUVEN ENTERPRISES SECURITIES DIVISION, LLC

STATEMENT OF CASH FLOWS

PERIOD FROM NOVEMBER 16, 2006 TO DECEMBER 31, 2007

Cash flows from operating activities:		
Net income		$ 602,360
Adjustments to reconcile net income to net cash provided by operating activities:		
Increase (decrease) in cash flows as a result of changes in asset and liability account balances:		
Due from broker	$(185,587)	
Other assets	(27,480)	
Accounts payable, accrued expenses and income taxes payable	101,884	
Total adjustments		(111,183)
Net cash provided by operating activities		491,177
Cash flows used in financing activities:		
Distributions to member		(483,366)
Net increase in cash		7,811
Cash – beginning of period		152,155
Cash – end of period		$ 159,966

The accompanying notes are an integral part of these financial statements.

Reuven Enterprises Securities Division, LLC (the "Company") is a Delaware limited liability company formed on March 23, 2006 and registered to do business in New York on March 30, 2006. It is wholly owned by Reuven Enterprises, Inc. (the "Parent" or "Member"). On November 16, 2006, the Company became a broker-dealer registered with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company engages in a single line of business as a securities broker-dealer.

The Company has an agreement with its clearing broker to clear securities transactions, carry customers accounts on a fully-disclosed basis and perform record keeping functions and accordingly, operates under the exemptive provisions of Securities and Exchange Commission Rule 15c3-3(k)(2)(ii). As the Company operates under such exemptive provisions, the Company does not provide information relating to possession or control requirements under SEC Rule 15c3-3 and does not make a computation for the determination of the Reserve Requirements under SEC Rule 15c3-3.

1. Summary of Significant Accounting Policies

a) Basis of Presentation

The accompanying financial statements have been prepared in accordance with accounting principles generally in the United States of America.

b) Use of Estimates

The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

c) Concentration of Credit Risk

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash. The Company places its cash with high credit quality financial institutions, which at times may be in excess of the FDIC insurance limit.

d) Commissions

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

e) Income Taxes

The Company is not a tax paying entity for federal income tax purposes. The Company's net income is reported on the member's income tax returns. Since the Company operates in New York City, the Company is subject to New York City unincorporated business taxes. Accordingly, the Company provides for unincorporated business taxes on a current basis.

2. Due from Broker

Due from broker at December 31, 2007 consists of the following:

Deposit	$ 50,020
Commissions receivable	138,549
	$188,569

3. Net Capital Requirement

The Company is a member of FINRA, and is subject to the SEC Uniform Net Capital Rule 15c3-1. This rule requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2007, the Company had net capital of $246,651, which was $239,859 in excess of its required net capital of $6,792. The Company's ratio of aggregate indebtedness to net capital is .41 to 1.

4. Related Party Transactions

The Company is a party to an Expense Sharing Agreement with the Parent. Under terms of this agreement, the Parent provides office premises, equipment and personnel, and incurs general and administrative expenses for the benefit of the Company. The Parent charged the Company $554,155 for such expenses during the period from November 16, 2006 to December 31, 2007. Accounts payable to the Parent was $46,254 as of December 31, 2007.

5. Off-Balance-Sheet Risk

Pursuant to the clearance agreement, the Company introduces all of its securities transactions to its clearing broker, on a fully disclosed basis. All of the customers' money balances and long and short security positions are carried on the books of the clearing broker. In accordance with the clearance agreement, the Company is obligated for any losses the clearing broker may sustain from carrying securities transactions introduced by the Company. In accordance with industry practice and regulatory requirements, the Company and the clearing broker monitor collateral on the customers' accounts introduced by the Company.

REUVEN ENTERPRISES SECURITIES DIVISION, LLC

SUPPLEMENTARY INFORMATION

COMPUTATION OF NET CAPITAL UNDER RULE 15C3-1 OF THE SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Total member's equity	$274,781
Deduct non-allowable assets:	
Other assets	28,130
Net capital	$246,651
Aggregate indebtedness:	
Accounts payable, accrued expenses and income taxes payable	$101,884
Computation of basic net capital requirement:	
Minimum net capital required (greater of 6 2/3% of aggregate indebtedness or $5,000 minimum dollar net capital)	$ 6,792
Excess net capital	$239,859

The following is a reconciliation between the computation of net capital presented above and the computation of net capital reported in the Company's Form X-17A-5 filing as of December 31, 2007:

Net capital as reported in the Company's Form X-17A-5	$272,699
Accrual of unincorporated business taxes	26,048
Net capital, as above	$246,651
Percentage of aggregate indebtedness to net capital	41%

ACSB Acquavella, Chiarelli, Shuster, Berkower & Co., LLP

Certified Public Accountants and Advisors

517 Route One
Iselin, NJ 08830
732.855.9600
Fax:732.855.9559
www.acsbco.com

11 Broadway
Suite 766
New York, NY 10004
212.867.1319

SUPPLEMENTAL REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5(g)(1)

To the Member of
Reuven Enterprises Securities Division, LLC
New York, New York

In planning and performing our audit of the financial statements and supplemental schedules of **Reuven Enterprises Securities Division, LLC** (the "Company"), as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or "aggregate debits") and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.

2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulations T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraphs. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control, and the practices and procedures are to provide management with reasonable, but not absolute assurance that assets for which the Company has responsibilities are safeguarded against loss from unauthorized use or disposition, and transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitation in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design of operation of control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that result in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of the internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the Commission's objectives.

This report is intended solely for the use of management, the SEC, the Financial Industry Regulatory Authority, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Amper, Politziner & Mattia, P.C.

Iselin, New Jersey
February 20, 2008

END